EXHIBIT 5
                          VIDESH SANCHAR NIGAM LIMITED
                          (A Govt. of India Enterprise)
            Videsh Sanchar Bhavan, M.G. Road, Fort, Mumbai - 400 001

                                                       PRESS RELEASE NO. 21/2001
                                                       MUMBAI, 28TH AUGUST, 2001

               VSNL SIGNS BUSINESS AGREEMENT WITH TELEKOM MALAYSIA

Videsh Sanchar Nigam Limited (VSNL) and Telekom Malaysia Berhad(TM) today signed an agreement to provide Managed Data Network Services (MDNS) on Frame Relay Protocol.

The  agreement  was  signed  by  Shri  Hardev  Singh,   Chief  General   Manager
(Marketing)/Acting Director (Development) on behalf of VSNL and Shri Adnan Rofiee, Sr. Vice President on behalf of Telekom Malaysia.

This Managed Data Network Service on Frame Relay protocol is a seamless and completely managed end-to-end service with flexibility of paying to any one of the service providers in a consolidated bill. This service will be highly beneficial for multinational corporates operating from India and having their base in Malaysia and vice versa. This service which will be soon operational from the point-of-presence to be established at VSNL, Mumbai initially and later the points-of-presence will be expanded to other VSNL gateways based on customers demand. However the services would be available from other VSNL gateways on domestic long distance intercity links of VSNL.

Speaking on the occasion Shri Hardev Singh mentioned that "With signing of this agreement, the relationship between VSNL and Telekom Malaysia have been further strengthened which was so far limited to bilateral services only. Also, in future, VSNL and Telekom Malaysia will include more such services into their portfolio such as ATM to strengthen their business relationship."

                                                /S/ DR. GC BANIK
                                                (DR. GC BANIK)
                                                CHIEF GENERAL MANAGER (PR)

Copy forwarded to: The News Editor/Correspondents of various newspapers and news agencies/PIB/ Doordarshan/AIR/Stock Exchange for kind coverage.